AB 2/24



SECURITIES AND EXCHANGE COMMISSION

13011648

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 19 2013

Washington DC 405

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 51139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
45706
FIRM I.D. NO.

NAME OF BROKER-DEALER: Berman Capital, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 Taylor Street
(No. and Street)

San Francisco (City) California (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc L. Berman 415-345-1480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite. 200 (Address) Larkspur (City) California (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/27/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marc L. Berman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berman Capital, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and Sworn (or affirmed) Before me,
On this 14 day of Feb 2013 by,
MARC L. BERMAN
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Signature of Notary Public)

Notary Public


NIRAJ PATEL
COMM. # 1900152
NOTARY PUBLIC ● CALIFORNIA
San Francisco County
Commission Expires AUGUST 19, 2014

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berman Capital, LLC
Financial Statements
and Supplemental Information
Years ended December 31, 2012 and 2011
with
Reports of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Certified Public Accountants

Berman Capital, LLC

Financial Statements

and Supplemental Information

Years ended December 31, 2012 and 2011

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Members
Berman Capital, LLC

We have audited the accompanying statements of financial condition of Berman Capital, LLC, as of December 31, 2012 and 2011, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Berman Capital, LLC. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2012 and 2011, and the results of its operations and the changes in its members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 15, 2013

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Berman Capital, LLC
Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Current assets		
Cash and cash equivalents	$ 45,697	$ 22,010
Accounts receivable	-	-
Total current assets	45,697	22,010
Total assets	$ 45,697	$ 22,010

Liabilities and Members' Equity

	2012	2011
Current liabilities		
Accounts payable and accrued liabilities	$ 1,500	$ 1,500
Members' equity		
Capital contributions	121,531	101,531
Retained earnings	(77,334)	(81,021)
Total members' equity	44,197	20,510
Total liabilities and members' equity	$ 45,697	$ 22,010

See accompanying notes

Berman Capital, LLC
Statements of Operations
Years ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions and fees	$ 41,000	$ 74,000
Interest income	-	-
Total revenues	41,000	74,000
Expenses		
Advertising	-	140
Auto and local travel	832	4,846
Insurance	656	656
Computer and database	3,193	3,636
Dues and subscriptions	3,147	4,139
Entertainment and promotion	1,583	4,607
Office supplies	1,456	3,129
Postage and delivery	225	800
Printing and reproduction	336	352
Professional fees	3,400	20,377
Regulatory fees	465	2,075
Rent	17,788	17,496
Retirement plan	-	-
Taxes and licenses	44	2,930
Travel	162	4,145
Telephone	3,751	9,122
Other expenses	275	63
Total expenses	37,313	78,513
Net income (loss)	$ 3,687	$ (4,513)

See accompanying notes.

Berman Capital, LLC
Statements of Members' Equity
Years ended December 31, 2012 and 2011

	Capital contributions	Retained earnings	Total members' equity
Balances, December 31, 2010	$ 101,531	$ (62,108)	$ 39,423
Capital contributions	-	-	-
Distributions to members	-	(14,400)	(14,400)
Net loss	-	(4,513)	(4,513)
Balances, December 31, 2011	101,531	(81,021)	20,510
Capital contributions	20,000	-	20,000
Distributions to members	-	-	-
Net income	-	3,687	3,687
Balances, December 31, 2012	$ 121,531	$ (77,334)	$ 44,197

See accompanying notes.

Berman Capital, LLC
Statements of Cash Flows
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income (loss)	$ 3,687	$ (4,513)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Increase (decrease) in accounts payable	-	(23,500)
Net cash provided (used) by operating activities	3,687	(28,013)
Cash flows from financing activities		
Capital contributions	20,000	-
Distributions to members	-	(14,400)
Net cash provided (used) by financing activities	20,000	(14,400)
Net increase (decrease) in cash and cash equivalents	23,687	(42,413)
Cash and cash equivalents, beginning of year	22,010	64,423
Cash and cash equivalents, end of year	$ 45,697	$ 22,010
Supplemental disclosure		
Cash paid during the year for income taxes	$ 800	$ 2,500

See accompanying notes.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2012

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California LLC formed in July 1998. In February 1999, the Company registered as broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and financial institution, in non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2012 and 2011, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2012

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2009 to 2012 are open for examination by the Internal Revenue Service and years 2008 to 2012 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company receives certain administrative services provided by its members. For the years ended December 31, 2012 and 2011, the Company reimbursed its members for all significant shared costs.

Note 2 - Transactions with members (continued)

The Company's members also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2012 and 2011, the Company had reimbursed all significant member incurred costs.

Note 3 - Commitments

The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2012 was $17,788 (2011 - $17,496).

Note 4 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2012 the Company had net capital of $44,197 which exceeded its required net capital by $39,197 and the ratio of aggregate indebtedness to net capital was .034 to 1.

Note 5 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. No contributions were made to the plan in 2012 or 2011.

Berman Capital, LLC
Notes to Financial Statements
(continued)
December 31, 2012

Note 6 - Concentrations

During 2012 revenue from one client/contract amounted to 100 percent of total 2012 revenues. During 2011 revenue from contracts with one client amounted to 81 percent of total revenues.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 15, 2013, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Berman Capital, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2012

Balance, December 31, 2011	$ -
Increases (decreases)	-
Balance, December 31, 2012	$ -

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Net Capital	
Total members' equity	$ 44,197
Subordinated liabilities	-
Non allowable assets	-
Net capital	$ 44,197
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 1,500
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 100
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 39,197
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 44,047

Berman Capital, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2012

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2012

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Berman Capital, LLC

We have audited the financial statements of Berman Capital, LLC for the year ended December 31, 2012, and have issued our report thereon dated January 15, 2013. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Berman Capital, LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 15, 2013